SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

42805T105
(CUSIP Number)

Marc Weingarten, Esq. Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2015
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,673,577 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,673,577 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,673,577 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 3 of 6 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 20, 2014 (the "Original Schedule 13D") as amended by Amendment No. 1 filed with the SEC on November 6, 2014 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on November 19, 2014 ("Amendment No. 2" and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of Hertz Global Holdings, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 amends Items 3, 5, 6 and 7 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exiting filing" for the Reporting Person.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The 21,673,577 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $488.4 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by the Reporting Person in commingled margin accounts, which may extend margin credit to the Reporting Person from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 444,358,703 Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015 filed with the SEC on November 9, 2015.

At the close of business on December 3, 2015, the Reporting Person may be deemed to beneficially own 21,673,577 Shares, constituting approximately 4.9% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 21,673,577 Shares, which powers are exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit D hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) December 1, 2015.

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 4 of 6 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit D	Transactions in the Shares During the Last 60 Days

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2015

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

CUSIP No. 42805T105	SCHEDULE 13D/A	Page 6 of 6 Pages

EXHIBIT D

Transactions in the Shares During the Last 60 Days

The following table sets forth all transactions in the Shares effected in the past sixty days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
11/02/2015	(917,054)	19.87
11/04/2015	(432,183)	18.52
11/04/2015	(500,217)	18.54
11/04/2015	(59,600)	18.56
11/06/2015	150,000	18.47
11/06/2015	200,000	18.53
11/06/2015	150,000	18.59
11/06/2015	(500,000)	17.90
11/18/2015	(76,800)	16.32
11/18/2015	(923,200)	16.43
11/19/2015	(1,000,000)	16.64
11/20/2015	(1,000,000)	16.71
11/23/2015	(1,000,000)	16.21
11/30/2015	200,000	15.79
11/30/2015	115,000	15.82
12/01/2015	(11,923,950)	15.36